Exhibit 99.1

RECONCILIATION BETWEEN U.S. GAAP AND IFRS

The unaudited consolidated statements of income for the six month ended June 30, 2024 and the unaudited consolidated balance sheet as of June 30, 2024 (collectively, the “Unaudited Interim Financial Statements”) of Trip.com Group Limited (the “Company”), its subsidiaries, the variable interest entities, and the subsidiaries of the variable interest entities (collectively, the “Group”) are prepared in accordance with the accounting principles generally accepted in the United States of America (the “U.S. GAAP”), and the differences between U.S. GAAP and the International Financial Reporting Standards (the “IFRS”) issued by the International Accounting Standards Board (together, the “Reconciliation Statement”) have been disclosed in the Appendix – Reconciliation Between U.S. GAAP and IFRS attached herein.

PricewaterhouseCoopers, the auditor of the Company in Hong Kong, has performed a limited assurance engagement on the Reconciliation Statement in accordance with International Standard on Assurance Engagements 3000 (Revised) “Assurance Engagements Other Than Audits or Reviews of Historical Financial Information” issued by the International Auditing and Assurance Standards Board.

Appendix

The Unaudited Interim Financial Statements of the Group are prepared in accordance with U.S. GAAP, which differ in certain respects from IFRS. The effects of material differences between the Unaudited Interim Financial Statements prepared under U.S. GAAP and IFRS are as follows:

Reconciliation of unaudited consolidated statements of income

	For the six months ended June 30, 2024
		IFRS adjustments
	Amounts as reported under U.S. GAAP	Share-based compensation	Leases	Equity securities without readily determinable fair values	Equity method investments	Available-for-sale debt investments	Convertible senior notes	Software	Amounts under IFRS
		Note(i)	Note(ii)	Note(iii)	Note(iv)	Note(v)	Note(vi)	Note(vii)
	(RMB in millions)
Product development	(6,102)	(53)	—	—	—	—	—	—	(6,155)
Sales and marketing	(5,147)	(9)	—	—	—	—	—	—	(5,156)
General and administrative	(2,008)	(48)	19	—	—	—	—	—	(2,037)

Income from operations	6,870	(110)	19	—	—	—	—	—	6,779

Interest expense	(1,013)	—	(16)	—	—	—	9	—	(1,020)
Fair value changes on investments measured at fair value through profit or loss	—	—	—	29	—	(29)	—	—	—
Fair value changes on convertible senior notes	—	—	—	—	—	—	897	—	897

Income/(loss) before income tax expense and equity in income/(loss) of affiliates	7,659	(110)	3	29	—	(29)	906	—	8,458

Income tax expense	(1,357)	—	—	(1)	—	(3)	—	—	(1,361)
Equity in income/(loss) of affiliates	1,911	—	—	—	(6)	—	—	—	1,905

Net Income/(loss)	8,213	(110)	3	28	(6)	(32)	906	—	9,002

	For the six months ended June 30, 2023
		IFRS adjustments
	Amounts as reported under U.S. GAAP	Share-based compensation	Leases	Equity securities without readily determinable fair values	Equity method investments	Available-for-sale debt investments	Software	Amounts under IFRS
		Note(i)	Note(ii)	Note(iii)	Note(iv)	Note(v)	Note(vii)
	(RMB in millions)
Product development	(5,627)	32	—	—	—	—	—	(5,595)
Sales and marketing	(4,110)	6	—	—	—	—	—	(4,104)
General and Administrative	(1,846)	30	21	—	—	—	—	(1,795)

Income from operations	5,218	68	21	—	—	—	—	5,307

Interest expense	(1,041)	—	(16)	—	—	—	—	(1,057)
Fair value changes on investments measured at fair value through profit or loss	—	—	—	(1)	—	(46)	—	(47)

Income/(loss) before income tax expense and equity in income/(loss) of affiliates	4,822	68	5	(1)	—	(46)	—	4,848

Income tax expense	(903)	—	—	(3)	—	—	—	(906)
Equity in income/(loss) of affiliates	103	—	—	—	(2)	—	—	101

Net Income/(loss)	4,022	68	5	(4)	(2)	(46)	—	4,043

Reconciliation of unaudited consolidated balance sheets

	As of June 30, 2024
		IFRS adjustments
	Amounts as reported under U.S. GAAP	Share-based compensation	Leases	Equity securities without readily determinable fair values	Equity method investments	Available-for-sale debt investments	Convertible senior notes	Software	Amounts under IFRS
		Note(i)	Note(ii)	Note(iii)	Note(iv)	Note(v)	Note(vi)	Note(vii)
	(RMB in millions)
Intangible assets and land use rights	12,551	—	(79)	—	—	—	—	151	12,623
Property, equipment and software	5,083	—	—	—	—	—	—	(151)	4,932
Investments	45,392	—	—	(382)	(33)	(2,185)	—	—	42,792
Investments measured at fair value through profit or loss	—	—	—	512	—	1,848	—	—	2,360
Right-of-use assets	741	—	(12)	—	—	—	—	—	729

Total assets	247,823	—	(91)	130	(33)	(337)	—	—	247,492

Long-term debt	20,034	—	—	—	—	—	(911)	—	19,123
Other current liabilities	16,836	—	—	—	—	—	(6)	—	16,830
Deferred tax liabilities	3,477	—	—	13	—	—	—	—	3,490

Total liabilities	116,431	—	—	13	—	—	(917)	—	115,527

Total shareholders’ equity	131,392	—	(91)	117	(33)	(337)	917	—	131,965

	As of December 31, 2023
		IFRS adjustments
	Amounts as reported under U.S. GAAP	Share-based compensation	Leases	Equity securities without readily determinable fair values	Equity method investments	Available-for-sale debt investments	Software	Amounts under IFRS
		Note(i)	Note(ii)	Note(iii)	Note(iv)	Note(v)	Note(vii)
	(RMB in millions)
Intangible assets and land use rights	12,644	—	(80)	—	—	—	162	12,726
Property, equipment and software	5,142	—	—	—	—	—	(162)	4,980
Investments	49,342	—	—	(375)	(27)	(2,079)	—	46,861
Investments measured at fair value through profit or loss	—	—	—	472	—	1,696	—	2,168
Right-of-use assets	641	—	(14)	—	—	—	—	627

Total assets	219,137	—	(94)	97	(27)	(383)	—	218,730

Deferred tax liabilities	3,825	—	—	11	—	—	—	3,836

Total liabilities	96,131	—	—	11	—	—	—	96,142

Total shareholders’ equity	123,006	—	(94)	86	(27)	(383)	—	122,588

Notes:

Basis of Preparation

The Directors of the Company are responsible for preparation of the Reconciliation Statement in accordance with the relevant requirements of the Hong Kong Listing Rules and relevant guidance in HKEX-GL111-22. The Reconciliation Statement was prepared based on the Group’s Unaudited Interim Financial Statements prepared under U.S. GAAP, with adjustments made (if any) thereto in arriving at the unaudited financial information of the Group prepared under IFRS. The adjustments reflect the differences between the Group’s accounting policies under U.S. GAAP and IFRS.

(i) Share-based compensation

Under U.S. GAAP, the Company has elected to recognize compensation expense using the straight-line method for all employee equity awards granted with graded vesting over the requisite service period.

Under IFRS, the graded vesting method is required to recognize compensation expense for all employee equity awards granted with graded vesting.

(ii) Leases

Under U.S. GAAP, for operating leases, the amortization of right-of-use assets and the interest expense element of lease liabilities are recorded together as lease expenses, which are measured on a straight-line basis and are recorded in the consolidated statements of income.

Under IFRS, the right-of-use assets are generally depreciated on a straight-line basis while the interest expense related to the lease liabilities are measured under the effective interest method, which results in higher expenses at the beginning of the lease term and lower expenses near the end of the lease term.

(iii) Equity securities without readily determinable fair values

Under U.S. GAAP, the Company elected to measure an equity security without a readily determinable fair value using a measurement alternative that measures the securities at cost minus impairment, if any, plus or minus changes resulting from qualifying observable price changes reported in the profit or loss.

Under IFRS, the Company measured the investments in equity instruments at fair value through profit or loss (FVTPL). Fair value changes of these investments are recognized in the profit or loss.

(iv) Equity method investments

Under U.S. GAAP and IFRS, the investor should adjust the results of its associate or joint venture to align the investee’s accounting policies with its own policies. The reconciliation items mainly arise from different accounting the associate or joint venture applied under each GAAP.

(v) Available-for-sale debt investments

Under U.S. GAAP, the available-for-sale debt investments classified within Level 3 are valued based on a model utilizing unobservable inputs which require significant management judgment and estimation. The Company reports available-for-sale debt investments at fair value at each balance sheet date with the aggregate unrealized gains and losses, net of tax, reflected in “Accumulated other comprehensive profit or loss.” in the consolidated balance sheets.

Under IFRS, since those investments do not meet the definition of the equity instrument from the perspective of issuer, and the contractual cashflow could not pass the Solely Payments of Principal and Interest (the “SPPI”) test, thus they are required to be classified as financial assets measured at fair value with fair value changes recognized in the profit or loss.

Additionally, under both U.S. GAAP and IFRS, when an investor has other financial interests, like preferred stock, in an associate or a joint venture, that in substance form part of the net investment in the associate or the joint venture, after the investor’s basis of its common stock investment is reduced to zero by its equity method losses, the investor should continue to recognize equity method losses to the extent of, and as an adjustment to, the basis of preferred stock.

However, under U.S. GAAP, the preferred stock should state at fair value at all times requiring a write-up (or write-down) to fair value through income or through other comprehensive income, which is not applicable under IFRS.

(vi) Convertible senior notes

Under U.S. GAAP, the Company’s convertible notes are elected to be measured at amortized cost, with any difference between the initial carrying value and the repayment amount recognized as interest expense using effective interest method over the period from issuance date to maturity date.

Under IFRS, the Company’s convertible notes are designated as at fair value through profit or loss such that the convertible notes are initially recognized at fair value. Subsequent to initial recognition, the amounts of changes in fair value of the convertible notes that are attributed to changes in own credit risk are presented in other comprehensive income and the remaining fair value changes are presented in the profit or loss.

(vii) Software

Under U.S. GAAP, software is reported under property, equipment and software.

Under IFRS, software is reported under the intangible asset category.

Accordingly, software is reclassified from property, equipment and software to intangible assets.